UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 30, 2020

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: 03/Nov to 09/Nov

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in compliance with Circular Letter No. 7/2020-CVM / SEP and in accordance with the provisions of CVM Instruction No. 358/02 and CVM Instruction No. 480/09, inform to their shareholders and the market in general the participation of their executives in online events, as follows:

Renato Ciuchini – Strategy &Transformation Officer

Event: DCD Brasil Virtual

Date and time: November 03rd, 2020, at 10:00 a.m.

Link: www.datacenterdynamics.com/br/eventos/brasil/2020-virtual/

Topics to be discussed: Acceleration of the digital transformation generated by the Covid-19 pandemic and its impact on the Brazilian technological infrastructure

Event: Instituto ProPague

Date and time: November 05th, 2020, at 11:00 a.m.

Link: www.youtube.com/results?search_query=Instituto+ProPague

Topics to be discussed: Innovations in the Banco Central Agenda

Marco Di Costanzo – Network Development Director

Event: DCD Brasil Virtual

Date and time: November 04th, 2020, at 9:00 a.m.

Link: www.datacenterdynamics.com/br/eventos/brasil/2020-virtual/

Topics to be discussed: TIM's journey towards 5G

Event: TIM Talks

Link: www.youtube.com/user/tim

Leonardo Capdeville – Chief Technology Information Officer

Date and time: November 06th, 2020, at 9:00 a.m.

Topics to be discussed: Impact of digitalization on TIM, habits and consumption, and how this transformation can affect TIM; challenges and opportunities for which we must be prepared.

Adrian Calaza – Chief Financial Officer and Investor Relations Officer

Date and time: November 06th, 2020, at 10:00 a.m.

Topics to be discussed: The transformations of the telecommunications sector in the vision of the capital market, and the opportunities and challenges for operators in the search for multiple forms of communication to reach different types of investors.

Maria Antonietta Russo – Human Resources & Organization Officer

Date and time: November 06th, 2020, at 11:00 a.m.

Topics to be discussed: The reinforcement of initiatives ESG with the Coronavirus; how was the path of Sustainability to ESG and its evolution, before the various audiences.

Renato Ciuchini – Strategy &Transformation Officer

Date and time: November 06th, 2020, at 5:00 p.m.

Topics to be discussed: Transformation of the payment and financial system, and generation of new opportunities with the launch of the PIX by the Central Bank and the introduction of open banking.

Mario Girasole – Regulatory and Institutional Affairs Officer

Date and time: November 09th, às 2:00 p.m.

Topics to be discussed: The reality of 5G in some countries and the expectation to guide and promote the digital revolution in Brazil; the role played by the radio frequency auction model; how international experience can help us to deepen future perspectives.

Marco Di Costanzo – Diretor de Network Development

Date and time: November 09th, às 3:30 p.m.

Topics to be discussed: How the new generation will induce a profound technological transformation, driving new use cases and new business models, enabling the development of several economic sectors and social development.

Rio de Janeiro, October 30th, 2020.

TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 30, 2020	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer